FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of January, 2005

                          GRANITE MORTGAGES 04-2 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-2 PLC

                                     By:  L.D.C. Securitisation Director No. 2

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date: March 22, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date: March 22, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date: March 22, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-2 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 04-3 Plc, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 January 2005 - 31 January 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans
------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                        304,509

Current Balance - Trust Mortgage Assets           (GBP)27,705,573,878

Current Balance - Trust Cash and other Assets      (GBP)870,606,825

Last Months Closing Trust Assets                  (GBP)22,134,589,142

Funding share                                     (GBP)19,529,504,753

Funding 2 share                                   (GBP)4,370,694,254

Funding and Funding 2 share                       (GBP)23,900,199,007

Funding and Funding 2 Share Percentage                  83.64%

Seller Share*                                     (GBP)4,675,981,696

Seller Share Percentage                                 16.36%

Minimum Seller Share (Amount)*                    (GBP)1,725,371,700

Minimum Seller Share (% of Total)                        6.04%

Excess Spread last quarter annualised (% of Total)       0.53%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------
                    Number     Principal (GBP) Arrears (GBP)  By Principal (%)

< 1 Month           299,746    27,282,445,816        0             98.47%

> = 1 < 3 Months     4,010       365,163,367     2,782,005          1.32%

> = 3 < 6 Months      619        47,432,322      1,182,433          0.17%

> = 6 < 9 Months      116        9,375,787        420,740           0.03%

> = 9 < 12 Months     16          1,050,153       65,957            0.00%

> = 12 Months          2           106,433         8,811            0.00%

Total               304,509    27,705,573,878    4,459,946         100.00%
------------------------------------------------------------------------------

Properties in Possession

------------------------------------------------------------------------------
                                Number   Principal (GBP) Arrears (GBP)

Total (since inception)           280      17,583,551       880,896
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Properties in Possession                                      79

Number Brought Forward                                        54

Repossessed (Current Month)                                   25

Sold (since inception)                                        201

Sold (current month)                                           2

Sale Price / Last Loan Valuation                             1.06

Average Time from Possession to Sale (days)                   132

Average Arrears at Sale                                   (GBP)2,877

Average Principal Loss (Since inception)*                  (GBP)104

Average Principal Loss (current month)**                    (GBP)0

MIG Claims Submitted                                           6

MIG Claims Outstanding                                         0

Average Time from Claim to Payment                            41

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

------------------------------------------------------------------------------
                                             Number     Principal (GBP)

Substituted this period                      67,451   (GBP)7,666,220,555

Substituted to date (since 26 March 2001)    562,237  (GBP)48,998,814,077
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                             Monthly      Annualised

Current Month CPR Rate - Removals             1.83%         19.84%

Previous Month CPR Rate - Removals            2.91%         29.86%

Current Month CPR Rate - Non-Removals         1.64%         17.96%

Previous Month CPR Rate - Non-Removals        2.77%         28.62%

Current Month CPR Rate - Total                3.46%         34.48%

Previous Month CPR Rate - Total               5.68%         50.35%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                23.226

Weighted Average Remaining Term (by value) Years             20.70

Average Loan Size                                         (GBP)90,984

Weighted Average LTV (by value)                             75.00%

Weighted Average Indexed LTV (by value)                     65.50%

Non Verified (by value)                                     39.03%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                     51.94%

Together (by balance)                                       23.09%

Capped (by balance)                                          0.70%

Variable (by balance)                                       21.02%

Tracker (by balance)                                         3.25%

Total                                                       100.0%
------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------
                    Number    % of Total   Value (GBP)    % of Total

East Anglia          6,010       1.97%     548,570,363       1.98%

East Midlands       21,575       7.09%    1,762,074,499      6.36%

Greater London      36,773      12.08%    5,463,539,169     19.72%

North               33,487      11.00%    2,016,965,778      7.28%

North West          41,010      13.47%    3,008,825,323     10.86%

Scotland            36,760      12.07%    2,440,861,059      8.81%

South East          45,214      14.85%    5,624,231,497     20.30%

South West          19,543       6.42%    1,992,030,762      7.19%

Wales               12,599       4.14%     919,825,053       3.32%

West Midlands       19,990       6.56%    1,714,975,023      6.19%

Yorkshire           31,548      10.36%    2,216,445,910      8.00%

Total               304,509      100%    27,705,573,878      100%
------------------------------------------------------------------------------

LTV Levels Breakdown

------------------------------------------------------------------------------
                                Number     Value (GBP)    % of Total

0% < 25%                        10,903     432,206,952       1.56%

> = 25% < 50%                   36,881    2,778,869,060     10.03%

> = 50% < 60%                   24,063    2,263,545,386      8.17%

> = 60% < 65%                   14,175    1,407,443,153      5.08%

> = 65% < 70%                   16,989    1,712,204,466      6.18%

> = 70% < 75%                   22,285    2,244,151,484      8.10%

> = 75% < 80%                   23,558    2,654,193,978      9.58%

> = 80% < 85%                   38,064    4,125,359,950     14.89%

> = 85% < 90%                   39,463    3,720,858,572     13.43%

> = 90% < 95%                   57,335    4,654,536,412     16.80%

> = 95% < 100%                  20,443    1,690,040,007      6.10%

> = 100%                          350      22,164,459        0.08%

Total                           304,509  27,705,573,878     100.0%
------------------------------------------------------------------------------

Repayment Method
------------------------------------------------------------------------------
                                Number     Value (GBP)    % of Total

Endowment                       25,565    1,947,701,844      7.03%

Interest Only                   48,646    7,015,051,306     25.32%

Pension Policy                    602      63,722,820        0.23%

Personal Equity Plan             1,147     85,887,279        0.31%

Repayment                       228,549  18,593,210,630     67.11%

Total                           304,509  27,705,573,878     100.00%
------------------------------------------------------------------------------

Employment Status
------------------------------------------------------------------------------
                                Number     Value (GBP)    % of Total

Full Time                       266,001  22,818,310,646     82.36%

Part Time                        3,889     252,120,722       0.91%

Retired                           475      16,623,344        0.06%

Self Employed                   31,103    4,468,909,067     16.13%

Other                            3,041     149,610,099       0.54%

Total                           304,509  27,705,573,878     100.00%
------------------------------------------------------------------------------

---------------------------------------------------------
NR Current Existing Borrowers' SVR            6.84%

Effective Date of Change                1 September 2004
---------------------------------------------------------

Notes    Granite Mortgages 04-2 plc

------------------------------------------------------------------------------
           Outstanding         Rating    Reference Rate     Margin
                          Moodys/S&P/Fitch

Series 1

A1          $348,890,057      Aaa/AAA/AAA     2.55%          0.04%

A2         $1,322,800,000     Aaa/AAA/AAA     2.58%          0.07%

B           $40,300,000        Aa3/AA/AA      2.68%          0.17%

M           $33,200,000         A2/A/A        2.79%          0.28%

C           $73,500,000      Baa2/BBB/BBB     3.21%          0.70%

Series 2

A1    (euro)1,340,000,000     Aaa/AAA/AAA     2.32%          0.14%

A2        (GBP)244,000,000    Aaa/AAA/AAA     5.02%          0.14%

B       (euro)92,000,000       Aa3/AA/AA      2.45%          0.27%

M       (euro)53,500,000        A2/A/A        2.58%          0.40%

C       (euro)89,000,000     Baa2/BBB/BBB     2.98%          0.80%

Series 3

A         (GBP)752,100,000    Aaa/AAA/AAA     5.04%          0.16%

B          (GBP)38,900,000     Aa3/AA/AA      5.20%          0.32%

M          (GBP)26,500,000      A2/A/A        5.35%          0.47%

C          (GBP)48,500,000   Baa2/BBB/BBB     5.73%          0.85%
------------------------------------------------------------------------------

Credit Enhancement


------------------------------------------------------------------------------
                                                        % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)     (GBP)206,069,892     6.41%

Class C Notes ((GBP) Equivalent)           (GBP)150,734,519     4.69%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
                                                          % of Funding Share

Class B and M Notes ((GBP) Equivalent)     (GBP)206,069,892     1.06%

Class C Notes ((GBP) Equivalent)           (GBP)150,734,519     0.77%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Granite Mortgages 04-2 Reserve Fund Requirement(GBP)44,900,000  0.23%

Balance Brought Forward                     (GBP)43,979,984     0.23%

Drawings this Period                            (GBP)0          0.00%

Excess Spread this Period                   (GBP)4,963,468      0.03%

Funding Reserve Fund Top-up this Period*      -4,043,452       -0.02%

Current Balance                             (GBP)44,900,000     0.23%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Funding Reserve Balance                     (GBP)45,046,484     0.23%

Funding Reserve %                                1.0%            NA
------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.